UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02030656

NO ACT
P.E 1-8-2002
132-02347

March 14, 2002

Jonathan P. Ferrando
Senior Vice President,
General Counsel & Secretary
AutoNation Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301

Act	1934
Section	
Rule	14A-8
Public Availability	3/14/2002

Re: AutoNation, Inc.
Incoming letter dated January 8, 2002

Dear Mr. Ferrando:

This is in response to your letters dated January 8, 2002 and March 7, 2002 concerning the shareholder proposals submitted to AutoNation by John Chevedden. We also have received letters from the proponent dated January 20, 2002, February 1, 2002 and February 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 16 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

AutoNation

Jonathan P. Ferrando
Senior Vice President,
General Counsel & Secretary

AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301
(954) 769-7224
(954) 769-6340 fax
www.AutoNation.com

January 8, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: *Shareholder Proposal Submitted by John Chevedden for Inclusion in the 2002 Proxy Materials of AutoNation, Inc.*

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, AutoNation Inc., a Delaware corporation (the "Company"), requests confirmation that the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the stockholder proposal (the "Proposal") and supporting statement submitted by Mr. John Chevedden (the "Proponent") from its proxy statement and form of proxy for its 2002 annual meeting of stockholders (collectively, the "Proxy Materials").

The Company expects to file definitive copies of its Proxy Materials with the Commission on or about April 15, 2001, more than 80 days after the date of this letter. Enclosed are six (6) copies each of:

1) The Proposal, dated December 10, 2001, attached as Exhibit A;

2) Letter from the Company to Proponent, dated December 20, 2001, informing Proponent of his eligibility deficiency (including the confirmation report of the facsimile of December 20, 2001, and overnight courier verification of delivery on December 21, 2001), attached as Exhibit B;

3) Letter from Fidelity Investments, dated December 27, 2001, to Proponent regarding his ownership of Company securities, attached as Exhibit C; and

4) This letter.

Pursuant to Rule 14a-8(j)(1), the Company, by copy of this letter and all Exhibits hereto, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

The Proposal May Properly Be Omitted Under Rule 14a-8(b)(1) and Rule 14a-8(f) Due to Proponent's Failure to Demonstrate Continuous Ownership of Company Securities for One Year Prior to Submission Date of Proposal, Despite the Timely and Specific Request of the Company for the Proponent to Furnish Such Required Information.

The Company intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(f) on the grounds that the Proponent has failed to provide timely documentary support sufficiently evidencing that Proponent satisfied the minimum ownership requirement for the one-year period specified in rule 14a-8(b)(1).

On December 10, 2001, the Company received the Proposal from the Proponent. Although the Proponent states in the introduction to the Proposal his intent "to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting", the Proponent failed to provide the Company with the documentation required to substantiate this statement. The Company's stock records did not reveal the Proponent to be a registered holder of its securities, and the Proponent did not provide proof of eligibility from the record holder to verify his ownership of the requisite number of Company securities. Accordingly, on December 20, 2001, the Company sent the Proponent a letter, by facsimile and by overnight delivery via Federal Express, acknowledging receipt of the Proposal and requesting that, pursuant to rule 14a-8(b) and within 14 calendar days of the Proponent's receipt of the letter, (i) the Proponent furnish to the Company verification from his bank or broker that Proponent has continuously held at least $2,000 in market value of the Company's securities for at least one year as of the date of the Proposal (December 10, 2001; the final day that stockholders were permitted to submit proposals to be included in the Proxy Materials) and (ii) that Proponent state his intention to hold the requisite number of Company securities through the date of the Company's 2002 annual meeting. A copy of the Company's letter to the Proponent is enclosed as Exhibit B.

In reply to its request, the Company received on December 28, 2001, by facsimile from Proponent, a copy of a letter from Fidelity Investments to Proponent, dated December 27, 2001 (the "Fidelity Letter"), the record holder of Proponent's securities of the Company, indicating that the Proponent has continuously held 750 shares of common stock of the Company since December 12, 2000. A copy of the Fidelity Letter is attached as Exhibit C. Other than the Fidelity Letter, the Proponent did not submit any further correspondence to the Company within the 14-day period provided by Rule 14a-8(f) for the Proponent's response to the Company's notice of deficiency. The 14-day period under Rule 14a-8(f) has since expired. As a result, and as set forth below, the Company believes, upon advice of counsel, that the Fidelity Letter submitted on behalf of the Proponent fails to provide timely documentary support sufficiently evidencing that Proponent satisfied the minimum ownership requirement for the one-year period specified in rule 14a-8(b)(1). In fact, the Fidelity Letter establishes that the Proponent is ineligible to submit the Proposal under rule 14a-8(b)(1).

Rule 14a-8(b)(1) addresses the eligibility requirements of a stockholder proposal. In relevant part the rule states that "you must have continuously held ... the company's securities ... for at least one year by the date you submit the proposal." Rule 14a-8(b)(2)(i) provides that one means by which a stockholder may prove eligibility is to "submit to the company a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for a period of one year." Rule 14a-8(f) provides that a company may exclude a proposal if a proponent fails to meet the eligibility requirements described in Rule 14a-8(b)(1).

The Proposal is dated December 10, 2001, the final day that stockholders were permitted to submit proposals to be included in the Proxy Materials pursuant to the deadline set forth in the Company's 2001 proxy statement filed with the Commission on April 9, 2001. The Company's deadline of December 10, 2001 is permitted under Rule 14a-8(e) as it is 120 calendar days before the date of the Company's proxy statement released to stockholders in connection with the 2001 annual meeting of the Company's stockholders. In order for the Proponent to satisfy Rule 14a-8(b)(1), he is required to have held at least $2,000 in market value, or 1%, of the Company's securities continuously for one year prior to the date the Proponent submitted the Proposal, specifically, December 10, 2001. The Proponent, then, is required to have continuously held the requisite number of Company securities since *December 10, 2000*. The Fidelity Letter states that the Proponent has continuously held 750 shares of Company common stock since *December 12, 2000*. Since the Proponent did not continuously hold Company securities for one year prior to the date he submitted the Proposal, he has not met the eligibility requirements under

Rule 14a-8(b)(1), and the Company intends to exclude the Proposal from the Proxy Materials under Rule 14a-8(f).[1]

The Division has strictly construed Rule 14a-8(b)(1) in responding to requests for exclusion of stockholder proposals thereunder when a given proponent failed to meet the one-year holding period requirement. Indeed, the Division granted no-action relief to Alaska Air Group, Inc. ("Alaska") on January 27, 1999, under Rule 14a-8(f) in connection with a proposal submitted by Mr. Chevedden (also the Proponent in this case) under virtually identical circumstances to those presented herein by the Company (the "Alaska No-Action Letter"). In the Alaska No-Action Letter, Proponent submitted a stockholder proposal to Alaska on December 2, 1998, but the record holder stated that he had purchased his shares of Alaska on December 9, 1997. Similarly, in this case, the Proponent submitted the Proposal to the Company on December 10, 2001, but the record holder stated that Proponent had continuously held Company common stock since only December 12, 2000. The one-year holding requirement under Rule 14a-8(b)(1) is straightforward and the Proponent in this case failed to meet it. The Division has consistently granted no-action relief where stockholders have failed to satisfy the one-year holding period, without regard to whether such failure was measured in months or only a few days. *See, e.g., Avaya, Inc.* (December 4, 2001) (proposal excluded where received by the company on August 30, 2001, but the record holder stated that the proponent continuously owned more than $2,000 in market value of company shares since October 17, 2000); *Citigroup, Inc.* (February 5, 2001) (proposal excluded where received by the company on September 21, 2000, but the record holder stated that the proponent purchased his shares on January 5, 2000); *Empire Federal Bancorp, Inc.* (February 25, 1999) (proposal excluded where received by company on November 17, 1998, but the settlement date of the proponent's purchase was November 21, 1997).

Conclusion

Under the Commission's rules, the burden of establishing proof of beneficial stock ownership is on the proponent. Here, the Proponent is a sophisticated

---

[1] The Company would like to bring to the Division's attention that the Proponent forwarded to the Company by facsimile on December 12, 2001, a stockholder proposal identical to the Proposal, except that such later proposal was dated December 12, 2001. The Company did not issue a notice of deficiency to Proponent in connection with the proposal dated December 12, 2001, because it was received after the Company's properly determined December 10, 2001 deadline for stockholder proposals to be included in the Proxy Materials. Rule 14a-8(f) states that the Company is not required to provide the Proponent notice of a deficiency that cannot be remedied, and expressly sets forth as an example of such incurable deficiency the instant scenario where the Proponent "fail(s) to submit a proposal by the company's properly determined deadline."

stockholder well acquainted with the stockholder proposal process. In fact, the Proponent's failure to satisfy Rule 14a-8(b)(1) in the Alaska No-Action Letter was recently quoted by Avaya, Inc. in its successful request for no-action relief on similar grounds. *See, e.g., Avaya, Inc.* (December 4, 2001). The Company timely informed the Proponent of the information required to satisfy the Rule 14a-8(b)(1) eligibility criteria and the time within which to respond. Nevertheless, the Proponent failed to provide proof of ownership meeting the requirements of Rule 14a-8(b)(1) within the 14-day period provided by Rule 14a-8(f). Therefore, the Proponent is ineligible to submit the Proposal for inclusion in the Proxy Materials pursuant to Rule 14a-8.

Based on the foregoing analysis, we respectfully request that the Division issue a letter indicating that it will not recommend enforcement action to the Commission if the Company omits the Proposal in accordance with Rule 14a-8(b)(1) and 14a-8(f).

Because the Company believes that the proposal is improperly submitted in violation of Rule 14a-8(b)(1) and may be excluded for that reason alone, the Company has determined not to elaborate further in this letter on additional bases for exclusion. However, if the Division disagrees with the Company's position in this letter or desires any additional information in support or explanation of its position, the Company respectfully requests that it be permitted to confer with the Division before it issues its response to this letter. The Company stands ready to provide Rule 14a-8(i) bases for exclusion, including providing to the Division any required opinion of counsel.

Thank you for your consideration of our request. If you have any questions, please do not hesitate to contact me at (954) 769-7224.

Sincerely,

Jonathan P. Ferrando
Senior Vice President,
General Counsel & Secretary

cc: John Chevedden

EXHIBIT A

To: Mr. H. Wayne Huizenga, Chairman of the Board, AutoNation (AN)
Rule 14a-8 proposal submitted for 2002 proxy
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting.
Welcome the opportunity to informally resolve any questions in a company/shareholder-friendly manner.
John Chevedden, PH & FX: 310/371-7872
December 10, 2001

3 - ALLOW SHAREHOLDER VOICE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

This topic won 84% yes-no shareholder vote at NAVISTAR in 2001

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278.

AutoNation shareholders request a bylaw for the Board to redeem any poison pill issued previously unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Why require a shareholder vote to adopt or maintain a poison pill?

- The Council of Institutional Investors (www.cii.org) recommends a high standard of corporate governance rules including shareholder approval of all poison pills.
- AutoNation is 35%-owned by institutional investors.

What incentive is there for improving our corporate governance rules?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.
Source: *Wall Street Journal*

Director control of the poison pill and director side deals

It does not seem reasonable to concentrate complete poison pill power in our directors, if our directors are allowed less than exemplary director independence standards. AutoNation directors *can be allowed again* to ignore specific independence criteria valued by the Council of Institutional Investors, for example:

Side deals

AutoNation directors can have side deals with AutoNation that could compromise director independence.

1) In 2001 AutoNation rules allowed directors to be linked to charging outside legal and consulting fees to our company.
2) Directors with such remunerative links to our company can also be allowed to serve on key board committees such as the audit committee which demand higher independence.
3) This is AutoNation audit committee practice is particularly unfriendly to us as AutoNation shareholders after the lesson of the audit fiasco at Enron.

These practice can repeat at our company under current rules.

Our directors should share poison pill powers with shareholders – particularly since our directors are allowed practices that are too close to the criticized Enron director "side deals"

Enron directors, under fire for failure to correct problems that brought the energy giant to bankruptcy, had lucrative side deals. These side deals with Enron drew added criticism from corporate governance experts. The side deals included consulting jobs.

Source: "Enron Directors' Deals Raise Eyebrows"
Reuters Headline

A public trust

The oversight of our company by directors is a public trust. Our national commerce depends in part on our company – in addition to our company's many customers, employees and institutional investors. Conversely our company, its valued employees and all its other assets, depend on the vast public infrastructure in many communities. I believe that the duty of our directors, to loyalty and prudence, will be safeguarded by the directors sharing control of the poison pill with us as shareholders.

For improved oversight of our company vote yes for:

ALLOW SHAREHOLDER VOICE ON POISON PILLS
This topic was adopted by Navistar following 84% yes-no shareholder vote
YES ON 3

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format in the fax submission contains the emphasis intended.

EXHIBIT B

AutoNation.

Jonathan P. Ferrando
Senior Vice President,
General Counsel & Secretary

AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301
(954) 769-7224
(954) 769-6340 fax
www.AutoNation.com

December 20, 2001

By Facsimile (310) 371-7872
and Federal Express

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

RE: Stockholder Proposal dated December 10, 2001

Dear Mr. Chevedden:

I received your letter dated December 10, 2001 addressed to Mr. H. Wayne Huizenga, Chairman of AutoNation, Inc. (the "Company"), in which you submitted a stockholder proposal to the Company for inclusion in the Company's proxy statement for the Annual Meeting of Stockholders to be held in 2002. Your letter states that your proposal is being submitted in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8").

This letter will serve to notify you that your proposal fails to satisfy certain of the eligibility and procedural requirements contained in Rule 14a-8. First, our records indicate that you are not a registered stockholder of the Company. If you hold Company stock through a bank or broker, you are required to include with your proposal verification from your bank or broker that you have continuously held at least $2,000 in market value of the Company's securities for at least one year prior to the date you submitted your proposal (December 10, 2001), as required by Rule 14a-8(b). You must also include with such verification of your securities ownership a written statement that you intend to continue to hold those securities through the date of the annual meeting.

Please be advised that if you desire to correct these deficiencies in your proposal, your response to the Company concerning these deficiencies must be sent no later than 14 days from your receipt of this letter.

Additionally, I wish to bring to your attention the fact that the Company does not currently have in effect a shareholder rights plan (or a "poison pill"), and has no present intention of implementing such a plan. Accordingly, we do not believe your proposal as presented to us is applicable or timely. Accordingly, we respectfully request that you withdraw your proposal of December 10, 2001.

Please note that, even if you cure the procedural deficiencies of your proposal under Rule 14a-8, the Company believes that your proposal may be excluded from its proxy statement on substantive grounds pursuant to Rule 14a-8(i) and hereby reserves its right to exclude your proposal by filing a submission with the Securities Exchange Commission pursuant to Rule 14a-8(j).

Please do not hesitate to call me with any questions regarding the foregoing. I would be happy to discuss this matter with you.

Sincerely,

Jonathan P. Ferrando
Senior Vice President,
General Counsel and Secretary

cc: H. Wayne Huizenga

** TX STATUS REPORT ** AS OF DEC 20 2001 15:45 PAGE.01

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	JOB#	STATUS
04	12/20	15:44	03103717872	EC--S	01'13"	003	059	OK

AutoNation

Office of the General Counsel
110 S.E. 6th Street, 29th Floor
Fort Lauderdale, Florida 33301
Main Tel: 954-769-6000
Fax: 954-769-6340

FAX COVER SHEET

DATE: December 20, 2001

TO: John Chevedden
COMPANY:
FAX NUMBER: 310-371-7872

FROM: Jon Ferrando (954-769-7224)
Senior VP, General Counsel & Secretary
Email: ferrandoj@autonation.com

SUBJECT:

NUMBER OF PAGES: 3 (includes cover sheet)

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Tracking Number	790254403654
Reference Number	
Ship Date	12/20/2001
Delivered To	Recipient
Delivery Location	REDONDO BEACH CA
Delivery Date/Time	12/21/2001 10:58
Signed For By	J.CHEVEDDEN
Service Type	Standard Letter

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EXHIBIT C

Fidelity Investments

PO Box 500
Contra Way
Merrimack, NH 03054-9894

December 27, 2001

Mr. John R. Chevedden
2215 Nelson Avenue, Apartment 205
Redondo Beach, CA 90278-2453

To Whom It May Concern:

I am responding to Mr. Chevedden's request to confirm his position in Autonation Incorporated (AN).

This is to confirm that John Chevedden currently holds 750 shares of AN, and that he has continuously held those shares since December 12, 2000, with no withdrawals.

I hope that this information is helpful. Please call me if you have any additional questions at 800-854-2826, extension 7726.

Sincerely,

John Stiles

John Stiles
Priority Service Specialist

Our file: W08113-27DEC01

In response to company request

Post-it® Fax Note 7671	Date 12-28-01 # of pages ▸ 1
To Jonathan Fernando	From John Chevedden
Co./Dept. PX: 954/769-6340	Co. [signature]
Phone # Fx: 954/769-7224	Phone # 310/371-7872
Fax # Fx: 954/627-5050	Fax #

Will hold this stock according to rule 14a-8

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

January 20, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

AutoNation Inc. (AN)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the AutoNation (AN) no action request (NAR). It is believed that AN must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

3) [3 corresponds to the page number in the company no action request] The company does explain why it does not address the resubmitted rule 14a-8 proposal that was delivered to the company on December 12, 2001 by the same investor.
3) By not addressing this issue the company could be making an implicit statement that it has something to hide that would challenge the company burden of proof.
3) Thus the company may be in the position of explaining why the no action response the company is now requesting would have any application to the December 12, 2001 rule 14a-8 proposal.
3) The company may be in the position of explaining why a staff view on its no action request would have any impact on the company publication of the resubmitted December 12, 2001 investor proposal.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
Shareholder
cc: AN

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 1, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402 –
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

AutoNation Inc. (AN)
Investor Response to Company No Action Request
Established Corporate Governance Proposal Topic
Poison Pill

Ladies and Gentlemen:

This is respectfully submitted in response to the AutoNation (AN) no action request.
This is in addition to the January 20, 2002 investor letter.
It is believed that AN must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof.
This includes the burden of production of evidence.

3) [3 corresponds to the page number in the company no action request]
The company does not explain why it failed to address the resubmitted rule 14a-8 proposal that was delivered to the company on December 12, 2001 by the same investor.
3) The December 12, 2002 submittal is confirmed with a fax receipt.
3) By not addressing this issue the company could be making an implicit statement that it has something to hide that would challenge the company burden of proof.
3) Thus the company may be in the position of explaining why the no action response the company is now requesting would have any application to the December 12, 2001 rule 14a-8 proposal.
3) The company may be in the position of explaining why a staff view on its no action request would have any impact on the company publication of the resubmitted December 12, 2001 investor proposal.

3) The company does not address whether it meets SLB 14 requirements on a determination of the 2001 company proxy mailing.
3) The company does not claim to comply with SLB 14(C)(3)(a) regarding:
"For example, if a company having a regularly scheduled annual meeting files its definitive proxy statement and form of proxy with the Commission dated April 1, 2001, but first sends or gives the proxy statement to shareholders on April 15, 2001, as disclosed in its proxy statement, we will refer to the April 15, 2001 date as the release date."
3) The company provides no evidence on this point.

4)The company does not even attempt to reconcile the distinctions in the Alaska Air text that it cites.
4)The Alaska Air case did not address the issue of a timely mailingof the previous proxy.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,

John Chevedden
Shareholder
cc: AN

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 8, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

AutoNation Inc. (AN)
Investor Response to Company No Action Request
Established Corporate Governance Proposal Topic
Poison Pill

Ladies and Gentlemen:

This is respectfully submitted in response to the AutoNation (AN) no action request.
This is in addition to the January 20, 2002 and February 1, 2002 investor letters.
It is believed that AN must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof.
This includes the burden of production of evidence.

Page 3) [3 corresponds to the page number in the company no action request]
3) The company does not explain why it failed to address the resubmitted rule 14a-8 proposal that was delivered to the company on December 12, 2001 by the same investor – except in a footnote.
3) The December 12, 2001 proposal is relevant as the company has not established the validity of its proposal submittal deadline.
3) The December 12, 2002 submittal is confirmed with a fax receipt.
3) By not fully addressing this issue the company could be making an implicit statement that it has something to hide that would challenge the company burden of proof.
3) Thus the company may be in the position of explaining why the no action response the company is now requesting would have any application to the December 12, 2001 rule 14a-8 proposal.
3) The company may be in the position of explaining why a Staff view on its no action request would have any impact on the company publication of the resubmitted December 12, 2001 investor proposal.

3) The company does not address whether it meets SLB 14 requirements on a determination of the 2001 company proxy mailing.
3) The company does not claim to comply with SLB 14(C)(3)(a) regarding:
"For example, if a company having a regularly scheduled annual meeting files its definitive proxy statement and form of proxy with the Commission dated April 1, 2001, but first sends or gives

the proxy statement to shareholders on April 15, 2001, as disclosed in its proxy statement, we will refer to the April 15, 2001 date as the release date."
3) The company provides no evidence on this point.

Page 4) The company does not even attempt to reconcile the distinctions in the Alaska Air text that it cites.
4) The Alaska Air case did not address the issue of a timely mailing of the company's previous proxy.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,

John Chevedden
Shareholder
cc: AN

To: Mr. H. Wayne Huizenga, Chairman of the Board, AutoNation (AN)
Rule 14a-8 proposal submitted for 2002 proxy
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting.
Welcome the opportunity to informally resolve any questions in a company/shareholder-friendly manner.
John Chevedden, PH & FX: 310/371-7872
December 12, 2001

3 - ALLOW SHAREHOLDER VOICE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

This topic won 84% yes-no shareholder vote at NAVISTAR in 2001

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278.

AutoNation shareholders request a bylaw for the Board to redeem any poison pill issued previously unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Why require a shareholder vote to adopt or maintain a poison pill?

- The Council of Institutional Investors (www.cii.org) recommends a high standard of corporate governance rules including shareholder approval of all poison pills.
- AutoNation is 35%-owned by institutional investors.

What incentive is there for improving our corporate governance rules?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.

Source: *Wall Street Journal*

Director control of the poison pill and director side deals

It does not seem reasonable to concentrate complete poison pill power in our directors, if our directors are allowed less than exemplary director independence standards. AutoNation directors *can be allowed again* to ignore specific independence criteria valued by the Council of Institutional Investors, for example:

Side deals

AutoNation directors can have side deals with AutoNation that could compromise director independence.

1) In 2001 AutoNation rules allowed directors to be linked to charging outside legal and consulting fees to our company.
2) Directors with such remunerative links to our company can also be allowed to serve on key board committees such as the audit committee which demand higher independence.
3) This is AutoNation audit committee practice is particularly unfriendly to us as AutoNation shareholders after the lesson of the audit fiasco at Enron.

These practice can repeat at our company under current rules.

Our directors should share poison pill powers with shareholders – particularly since our directors are allowed practices that are too close to the criticized Enron director "side deals"

Enron directors, under fire for failure to correct problems that brought the energy giant to bankruptcy, had lucrative side deals. These side deals with Enron drew added criticism from corporate governance experts. The side deals included consulting jobs.

Source: "Enron Directors' Deals Raise Eyebrows"
Reuters Headline

A public trust

The oversight of our company by directors is a public trust. Our national commerce depends in part on our company – in addition to our company's many customers, employees and institutional investors. Conversely our company, its valued employees and all its other assets, depend on the vast public infrastructure in many communities. I believe that the duty of our directors, to loyalty and prudence, will be safeguarded by the directors sharing control of the poison pill with us as shareholders.

For improved oversight of our company vote yes for:

ALLOW SHAREHOLDER VOICE ON POISON PILLS
This topic was adopted by Navistar following 84% yes-no shareholder vote
YES ON 3

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

AutoNation

Jonathan P. Ferrando
Senior Vice President,
General Counsel & Secretary

AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301
(954) 769 7224
(954) 769-6340 fax
www.AutoNation.com

March 7, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Shareholder Proposal Submitted by John Chevedden for Inclusion in the 2002 Proxy Materials of AutoNation, Inc.

Dear Ladies and Gentlemen:

This letter constitutes a voluntary supplement to the no-action request previously submitted by AutoNation Inc., a Delaware corporation (the "Company"), to the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") on January 8, 2002 (the "Original Request"). The Company, in the Original Request, sought confirmation that the Division would not recommend enforcement action if the Company excluded a stockholder proposal (the "Proposal") and supporting statement submitted by Mr. John Chevedden (the "Proponent") from its proxy statement and form of proxy for its 2002 annual meeting of stockholders (collectively, the "Proxy Materials").

The Company noted in the Original Request that Proponent also submitted a subsequent proposal, identical to the Proposal, on December 12, 2002 (the "December 12 Proposal," attached hereto as Exhibit A). The Company's properly determined deadline for stockholder proposals to be included in the Proxy Materials was December 10, 2001; therefore, the December 12 Proposal was untimely. The Company, in reliance upon Rule 14a-8(f) which provides that a deficiency notice is not required where the deficiency cannot be remedied, did not issue a notice of deficiency to Proponent in connection with the December 12 Proposal. Rule 14(a)-8(f) expressly sets forth as an example of an incurable deficiency the identical scenario where a stockholder "fail(s) to submit a proposal by the company's properly determined deadline."

The Proponent, in a response to the Original Request submitted to the Division on or about January 20, 2002 (the "Proponent Response"), stated that the Original Request "does not address the resubmitted rule 14a-8 proposal that was delivered to the company on December 12, 2001 by the same investor." Although the Company disagrees with Proponent that the Original Request inadequately addressed the December 12 Proposal, this supplement is submitted to more fully explain the Company's position in rejecting the December 12 Proposal. The Company further requests confirmation that the Division will not recommend enforcement action if the Company excludes the December 12 Proposal from the Proxy Materials.

The Division addresses questions regarding revisions to shareholder proposals in section E. of Staff Legal Bulletin No. 14 ("SLB 14"). The Division gives a company discretion to accept or reject revisions, stating that a company "*may* accept the shareholder's revisions." *SLB 14, question and answer E.2.* A company is not obligated to accept revisions to a timely submitted stockholder proposal, even when such revisions are made before a company submits its no-action request. *SLB 14, question and answer E.2.* In this case, there were no substantive differences between the Proposal and the December 12 Proposal except for the dates of submission. In fact, the Proponent Response refers to the December 12 Proposal as a "resubmitted" proposal; implying that no substantive changes were made. Thus, the December 12 Proposal may be deemed a revision of the Original Proposal; the Company properly exercised its discretion in rejecting the December 12 Proposal.

In the event that the December 12 Proposal is deemed a different proposal than the Original Proposal, it may be excluded by the Company pursuant to Rule 14a-8(e). The Division states that where a "revised proposal is actually a different proposal," the revised proposal could be subject to exclusion under Rule 14a-8(c), which limits each shareholder to one proposal per annual meeting and Rule 14a-8(e), which imposes a deadline for submitting proposals. *SLB 14, question and answer E.2.* The Company's properly determined deadline for stockholder proposals to be included in the Proxy Materials was December 10, 2001. The December 12 Proposal failed to meet the deadline and is therefore untimely under Rule 14a-8(e). Thus, whether the December 12 Proposal is deemed a revision of the Original Proposal or a different proposal, the Company may properly exclude the December 12 Proposal from the Proxy Materials.

Based on the foregoing analysis, we respectfully request that the Division confirm that it will not recommend enforcement action to the Commission if the Company omits the December 12 Proposal from the Proxy Materials.

Thank you for your consideration of our request. If you have any questions, please do not hesitate to contact me at (954) 769-7224.

Sincerely,

Jonathan P. Ferrando
Senior Vice President,
General Counsel & Secretary

To: Mr. H. Wayn_ Huizenga, Chairman of the Boa_, AutoNation (AN)
Rule 14a-8 proposal submitted for 2002 proxy
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting.
Welcome the opportunity to informally resolve any questions in a company/shareholder-friendly manner.
John Chevedden, PH & FX: 310/371-7872
December 12, 2001

3 – ALLOW SHAREHOLDER VOICE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

This topic won 84% yes-no shareholder vote at NAVISTAR in 2001

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278.

AutoNation shareholders request a bylaw for the Board to redeem any poison pill issued previously unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Why require a shareholder vote to adopt or maintain a poison pill?

- The Council of Institutional Investors (www.cii.org) recommends a high standard of corporate governance rules including shareholder approval of all poison pills.
- AutoNation is 35%-owned by institutional investors.

What incentive is there for improving our corporate governance rules?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.
Source: *Wall Street Journal*

Director control of the poison pill and director side deals

It does not seem reasonable to concentrate complete poison pill power in our directors, if our directors are allowed less than exemplary director independence standards. AutoNation directors *can be allowed again* to ignore specific independence criteria valued by the Council of Institutional Investors, for example:

Side deals

AutoNation directors can have side deals with AutoNation that could compromise director independence.

1) In 2001 AutoNation rules allowed directors to be linked to charging outside legal and consulting fees to our company.
2) Directors with such remunerative links to our company can also be allowed to serve on key board committees such as the audit committee which demand higher independence.
3) This is AutoNation audit committee practice is particularly unfriendly to us as AutoNation shareholders after the lesson of the audit fiasco at Enron.

These practice can repeat at our company under current rules.

Our directors should share poison pill powers with shareholders – particularly since our directors are allowed practices that are too close to the criticized Enron director "side deals"

Enron directors, under fire for failure to correct problems that brought the energy giant to bankruptcy, had lucrative side deals. These side deals with Enron drew added criticism from corporate governance experts. The side deals included consulting jobs.

Source: "Enron Directors' Deals Raise Eyebrows"
Reuters Headline

A public trust

The oversight of our company by directors is a public trust. Our national commerce depends in part on our company – in addition to our company's many customers, employees and institutional investors. Conversely our company, its valued employees and all its other assets, depend on the vast public infrastructure in many communities. I believe that the duty of our directors, to loyalty and prudence, will be safeguarded by the directors sharing control of the poison pill with us as shareholders.

For improved oversight of our company vote yes for:

ALLOW SHAREHOLDER VOICE ON POISON PILLS
This topic was adopted by Navistar following 84% yes-no shareholder vote
YES ON 3

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

AutoNation

Office of the General Counsel
110 S.E. 6th Street, 29th Floor
Fort Lauderdale, Florida 33301
Main Tel: 954-769-6000
Fax: 954-769-6340

FAX COVER SHEET

DATE: March 7, 2002

TO: Mr. Gumes
COMPANY: SEC
FAX NUMBER: 202-942-9525

FROM: Jon Ferrando (954-769-7224)
Senior VP, General Counsel & Secretary
Email: ferrandoj@autonation.com

SUBJECT:

NUMBER OF PAGES: 4 (includes cover sheet)

COMMENTS:

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AutoNation, Inc.
Incoming letter dated January 8, 2002

The proposals relate to "poison pills."

There appears to be some basis for your view that AutoNation may exclude the December 10, 2001 proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of AutoNation's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AutoNation omits the December 10, 2001 proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

There appears to be some basis for your view that AutoNation may exclude the December 12, 2001 proposal under rule 14a-8(e) because AutoNation received it after the 120-day deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if AutoNation omits the December 12, 2001 proposal from its proxy materials in reliance on rule 14a-8(e).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor